United States Securities & Exchan[illegible] Comm.
12g 3-2 (b) Exemption [illegible]2-2002
MISHIBISHU GOL[illegible]ON

02034879

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
MISHIBISHU GOLD CORPORATION	02	03	31	02	05	28

ISSUER ADDRESS
#900 – 555 BURRARD STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V7X 1M8	604-893-7071	604-688-1508

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
JUNE BALLANT	CORPORATE SECRETARY	604-688-1508

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jballant@windarra.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"STEVE BRUNELLE"	STEVE BRUNELLE	02	05	28
"JOHN PALLOT"	JOHN PALLOT	02	05	28

FIN51-901F Rev.2000/12/19

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 10 2002
WASH. D.C. 155

MISHIBISHU GOLD CORPORATION
FORM 51-901F – QUARTERLY REPORT
MARCH 31, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the period ended March 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 6 in the attached unaudited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited financial statements.

2. Related party transactions:

   See Note 10 in the attached unaudited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued: Nil

   b) Summary of options granted:

   There were no options granted during the period.

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Shares		Amount
Balance, March 31, 2002	23,301,592	$	9,172,727

   c) Options, warrants and convertible securities outstanding:

   See Note 9 in the attached audited financial statements.

   d) Number of escrow shares: Nil

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

5. List of directors and officers:

Director and President:	William Anderson
Secretary:	June Ballant
Director:	S. David Anfield
Director:	John Pallot
Director:	Steven Brunelle

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OPERATIONS

The Company is in the business of exploring Canadian mineral properties to determine whether the mineral properties contain economically recoverable ore reserves. Historically, the Company's activities have been centered on precious metal properties in northern Ontario.

MINERAL PROPERTIES AND EXPLORATION

The Company's focus has been to maintain its strategic property positions along the Mishibishu Lake Gold Belt in Northern Ontario.

The **Pukaskwa Property** covers a 14 km segment of the deformation zone which is the host to numerous gold anomalies and showings along its length highlighted in the west by the Champagne Vein where surface sampling averaged 16.2 grams gold per tonne across 1.3 meters along 180 meters of strike length and to the east by the Aardvark and East Zones. In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value at September 30, 2001.

The **Mishi Gold Property** covers a further 10 kilometer segment of the same deformation zone further to the east. This property hosts the Mishi Pit which was sold for $1.4 M to River Gold Mines Ltd. in 1998. The Mishi Pit contains a known reserve of 1.4 million tonnes averaging 4.26 grams gold per tonne and is expected to provide future mill feed to the River Gold Mines mill which is operating adjacent to this property. Numerous gold anomalies and surface showings have been identified on the properties and the Company is targeting its efforts to locate additional gold deposits that could provide feed to the nearby mill. It should be noted that the Company maintains certain milling rights at the River Gold mill facility through an earlier arrangement whereby River Gold acquired the mill. Recent Ontario government geologic efforts have identified several priority gold geochemical targets on the Company's properties that will be the subject of follow-up work. In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value at September 30, 2001. The Company will continue to maintain its core property holdings in the area which have been reduced to lessen its annual carrying costs.

The Company participated in an airborne geophysical campaign in the **James Bay Lowlands** of Ontario with operating partner, Dumont Nickel Ltd. in search of the magnetic surface signatures for potential kimberlite pipes. The prospect of diamond occurrences has been significantly enhanced in this region with the recent discovery by DeBeers. The Company contributed $35,000 on this aeromagnetic survey and elected to convert its contribution to 165,000 common shares of Dumont as per terms of the arrangement.

MISHIBISHU GOLD CORPORATION
FORM 51-901F – QUARTERLY REPORT
MARCH31, 2002

Mishibishu has one of the most significant land positions within the Mishibishu Lake Gold Belt and we are encouraged by the Ontario government's continuing commitment to the mining industry through technical support, research grants and tax incentives. Subject to market conditions, the Company will continue to advance its gold properties with an exploration program in the upcoming year, as well as continue to look for quality opportunities in the resource sector.

FINANCIAL DISCUSSION

The Company's administrative expenses increased slightly compared with the same period of the previous year. This increase occurred due to the engagement of additional consultants to the management team. The Company is actively seeking additional opportunities to enhance the value of the Company.

At March 31, 2002, the Company had a working capital deficiency of $84,328. The Company will need to raise additional capital to carry out any upcoming field programs.

INVESTOR RELATIONS

The Company has not undertaken any investor relation activities. Management is currently responsible for all investor relations.

LEGAL PROCEEDINGS

There are no legal proceedings with the Company.

SUBSEQUENT EVENTS

On April 9, 2002, the Company entered into an assignment agreement with Windarra Minerals Ltd. ("Windarra") whereby the Company has the right to earn a 100% interest in the Tulks Souths massive sulphide property in Newfoundland.

The Company is to incur $1,374,385 in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest. Under specified terms, Noranda is to receive a 2% net smelter royalty where Noranda has not exercised its back in rights.

The Company will pay consideration of $50,000 to Windarra for this right. Also pursuant to the acquisition agreement and subject to regulatory approval, the Company will issue 300,000 common shares of the Company, in four tranches of 75,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 50,000 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. The Company has also agreed to pay Tulks 0.5% net smelter royalty from the Company's share of the proceeds from production of the property.

MISHIBISHU GOLD CORPORATION
Balance Sheets
Unaudited

		March 31, 2002		September 30, 2001
ASSETS				
Current				
Cash and equivalents	$	2,764	$	162,276
Accounts receivable		1,766		1,828
		4,530		164,104
Letter of Credit (Note 3)		86,688		-
Due from Windarra Minerals Ltd. (Note 4)		217,311		147,820
Capital assets (Note 5)		3,099		3,622
Mineral properties (Note 6)		1		1
Deferred exploration costs (Note 7)		2,937		2
Long-term investments (Note 8)		35,000		35,000
	$	349,566	$	350,549

		March 31, 2002		September 30, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	33,858	$	19,893
Loan payable		55,000		-
		88,858		19,893
Shareholders' equity				
Capital stock (Note 9)		9,172,727		9,172,727
Deficit		(8,912,019)		(8,842,071)
		260,708		330,656
	$	349,566	$	350,549

Nature of operations (Note 1)

On behalf of the Board:

"Steve Brunelle"
STEVE BRUNELLE
Director

"John Pallot"
JOHN PALLOT
Director

The accompanying notes are an integral part of these financial statements

MISHIBISHU GOLD CORPORATION
Statement of Operations and Deficit
Unaudited

	3 months ended Mar 31 2002	3 months ended Mar 31 2001	6 months ended Mar 31 2002	6 months ended Mar 31 2001
EXPENSES				
Administration fees	$ 6,000	$ 8,000	$ 12,000	$ 14,500
Amortization	251	103	523	214
Audit and accounting	3,000	8,300	5,500	9,500
Business Development	4,000	7,800	16,800	7,800
Legal	-	1,000	-	1,550
Management and financial consulting	8,400	-	19,200	-
Office and miscellaneous	3,537	2,844	5,828	5,232
Public relations	162	1,451	1,208	1,607
Regulatory fees	3,848	1,445	5,387	4,525
Rent and reception	3,000	3,000	6,000	6,000
Transfer agent fees	2,245	2,349	2,835	2,916
Travel and related cost	-	346	-	346
	34,443	36,638	75,281	54,190
Loss from operations	(34,443)	(36,638)	(75,281)	(54,190)
OTHER ITEMS				
Interest and other income	2,436	4,843	5,333	5,283
Loss for the period	(32,007)	(31,795)	(69,948)	(48,907)
Deficit, beginning of period	(8,880,012)	(6,966,829)	(8,842,071)	(6,949,717)
Deficit, end of period	$ (8,912,019)	$ (6,998,624)	$ (8,912,019)	$ (6,998,624)
Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these financial statements

MISHIBISHU GOLD CORPORATION
Statement of Cash Flows
Unaudited

	3 months ended Mar 31, 2002	3 months ended Mar 31, 2001	6 months ended Mar 31, 2002	6 months ended Mar 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (32,007)	$ (31,795)	$ (69,948)	$ (48,907)
Item not affecting cash:				
Amortization	251	103	523	214
Changes in non-cash working capital items:				
(Increase) decrease in receivables	1,381	(23,909)	62	(34,497)
Increase (decrease) in accounts payable and accrued liabilities	14,306	(32,163)	13,965	10,041
Net cash used in operating activities	(16,069)	(87,764)	(55,398)	(73,149)
CASH FLOWS FROM INVESTING ACTIVITIES				
Deferred exploration costs	(413)	(5,314)	(2,935)	(51,844)
Mineral property - Letter of Credit	(86,688)	-	(86,688)	-
Advances to (from) Parent, Windarra	27,918	-	(69,491)	-
Net cash used in investing activities	(59,183)	(5,314)	(159,114)	(51,844)
CASH FLOWS FROM FINANCING ACTIVITIES				
Share subscription	-	-	-	10,000
Loan payable	55,000		55,000	
Net cash provided by financing activities	55,000	-	55,000	10,000
Decrease in cash and equivalents during the period	(20,252)	(93,078)	(159,512)	(114,993)
Cash and equivalents, beginning of period	23,016	441,366	162,276	463,281
Cash and equivalents, end of period	$ 2,764	$ 348,288	$ 2,764	$ 348,288

The accompanying notes are an integral part of these financial statements

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable ore reserves.

The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production. The Company is considered to be in the development stage.

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

Cash and equivalents represent highly liquid market investments with original maturity of three months or less.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

Financial instruments

The Company's financial instruments consist of cash and equivalents, receivables, due from related party, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or allowed to lapse. If reserves are developed the costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Long-term investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written-down to its estimated net realizable value.

Stock based compensation

The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSX") as described in Note 8. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Earnings (loss) per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. LETTER OF CREDIT

The Company posted a refundable bond of $86,688 with the government of Newfoundland, which can be used under a provincial "matching funds" incentive program, to be utilized on exploration work at the property in 2002.

4. DUE FROM WINDARRA MINERALS LTD.

During the current period, the net amount advanced by the Company to its parent, Windarra Minerals Ltd. ("Windarra") was $69,491. The Company has advanced a total of $217,311 to date. The loan bears interest at the Royal Bank of Canada prime rate, is unsecured and has no specific date of repayment. The fair value of this loan is not determinable as it has no specific repayment terms.

5. CAPITAL ASSETS

			Net Book Value	
	Cost	Accumulated Amortization	Mar 31, 2002	Sept 30, 2001
Computer equipment	$ 4,969	$ 1,870	$ 3,099	$ 3,622

6. MINERAL PROPERTIES

	Mar 31, 2002	Sept 30, 2001
Pukaskwa Claims	$ 1	$ 1

6. MINERAL PROPERTIES (cont'd...)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property, a 30 claim crown lease. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In accordance with recent recommendations by the CICA, the Company decided to write-down related deferred exploration costs to a nominal value at September 30, 2001. The Company will continue to maintain these claims for future opportunities.

Pukaskwa claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter return. In accordance with recent recommendations by the CICA, the Company decided to write-down the mineral claims to a nominal value at September 30, 2001. The Company will continue to maintain these claims for future opportunities.

James Bay, Ontario

During the previous year the Company signed an option agreement with Dumont Nickel Inc. ("Dumont") to earn a 50% interest in certain mineral claims located in the James Bay Lowland area, Ontario. In order to earn its interest, the Company was required to make the following expenditures:

i) Phase 1 - $35,000 by December 31, 2000 (paid);
ii) Phase 2 - $300,000 by June 30, 2001; and
iii) Phase 3 - $500,000 by June 30, 2002.

During the previous year, management of the Company determined that it would not proceed with the development of the property and elected to terminate the agreement and to exchange its interest for 165,000 common shares of Dumont. The Company gave written notice to Dumont and, during this period, Dumont exercised its rights under the option agreement..

7. DEFERRED EXPLORATION COSTS

	Mishi Gold Property	Pukaskwa Claims	6 Month Mar 31, 2002	Mishi Gold Property	Pukaskwa Claims	Year Ended Sept 30 2001
Balance, beginning of period	$ 1	$ 1	$ 2	$ 488,049	$ 1,184,578	$ 1,672,627
Aeromagnetic Survey	-	-	-	-	-	-
Data compilation	-	190	190	1,820	325	2,145
Field equipment and supplies	-	-	-	1,430	-	1,430
Field expenses	660	-	660	-	-	-
Geology, geophysics and prospecting	2,000	-	2,000	3,600	-	3,600
Lease rental and recording fees	85	-	85	11,291	-	11,291
Transportation	-	-	-	457	1,457	1,914
	2,745	190	2,935	18,598	1,782	20,380
Written-down during the period	-	-	-	(506,646)	(1,186,359)	(1,693,005)
Balance, end of period	$ 2,746	$ 191	$ 2,937	$ 1	$ 1	$ 2

8. LONG-TERM INVESTMENTS

During the previous year, the Company elected to exchange its interest in certain mineral claims for 165,000 common shares of Dumont. This transaction is subject to regulatory approval (Note 6).

9. CAPITAL STOCK

	Number of Shares	Amount
Authorized 100,000,000 common shares without par value		
Balance as at March 31, 2002	23,301,592	$ 9,172,727

Stock options and warrants

The Company follows the policies of the TSX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the policies, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

9. CAPITAL STOCK (cont'd...)

The following incentive stock options were outstanding at March 31, 2002:

Number of Shares	Exercise Price	Expiry Date
110,000	$ 0.15	August 24, 2004

There were no share purchase warrants were outstanding at March 31, 2002:

100,000 share purchase warrants exercisable at $0.17 per share, expired unexercised.

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid accounting fees of $5,000 to Windarra.

b) Paid office rent of $6,000 to Windarra.

c) Paid management fees of $19,200.

d) Paid geological consulting fees of $2,000 to a director of the Company, which have been included in deferred exploration costs.

e) The Company accrued interest income of $4,491 from Windarra.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

$50,000 was loaned to the Company by a director.

11. SUBSEQUENT EVENTS

On April 9, 2002, the Company entered into an assignment agreement with Windarra Minerals Ltd. ("Windarra") whereby the Company has the right to earn a 100% interest in the Tulks Souths massive sulphide property in Newfoundland.

The Company is to incur $1,374,385 in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest. Under specified terms, Noranda is to receive a 2% net smelter royalty where Noranda has not exercised its back in rights.

11. SUBSEQUENT EVENTS (cont'd...)

The Company will pay consideration of $50,000 to Windarra for this right. Also pursuant to the acquisition agreement and subject to regulatory approval, the Company will issue 300,000 common shares of the Company, in four tranches of 75,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 50,000 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. The Company has also agreed to pay Tulks 0.5% net smelter royalty from the Company's share of the proceeds from production of the property.

MISHIBISHU GOLD CORPORATION

Windarra Resource Group

CORPORATE DATA

MAY 2002

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
Attn: Jay Sujir
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

William Anderson, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director
S. David Anfield, Director

INVESTOR CONTACTS

Peter Dunfield
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	23,301,592
Escrow:	Nil
Options:	110,000
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: MGO
Cusip No.: 60485E 10 7